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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 Aqua Dyne, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title and Class of Securities)

                                    03840K202
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                                 (CUSIP Number)

                                   Greg Paxton
                           Global Power & Water, Inc.
                           1117 Desert Lane, Suite 665
                             Las Vegas, Nevada 89102
                             Telephone: 707-732-9262
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 31, 2001
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

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CUSIP NO.  03840K202              SCHEDULE 13D                 PAGE 2 OF 6 PAGES
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----  --------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Greg Paxton (1)
----  --------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP               (a)  |_|
                                                                        (b)  |X|
----  --------------------------------------------------------------------------
 3    SEC USE ONLY

----  --------------------------------------------------------------------------
 4    SOURCE OF FUNDS
      SC

----  --------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM  2(d) or 2(e)                                         |_|
----  --------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada
----  --------------------------------------------------------------------------
                            7     SOLE VOTING  POWER
                                  5,000,000 (1)
                         -------- ----------------------------------------------
NUMBER OF SHARES            8     SHARED VOTING  POWER
  BENEFICIALLY                    None
    OWNED BY             -------- ----------------------------------------------
 EACH REPORTING             9     SOLE DISPOSITIVE  POWER
  PERSON WITH                     5,000,000 (1)
                         -------- ----------------------------------------------
                           10     SHARED DISPOSITIVE  POWER
                                  None
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,000,000 (1)
----- --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
----  --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      75.2%
----  --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      HC
----  --------------------------------------------------------------------------

(1) Shares are held of record by Global Power & Water, Inc., a Nevada corporation that is controlled by Mr. Greg Paxton, an Australian citizen.

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CUSIP NO.  03840K202              SCHEDULE 13D                 PAGE 3 OF 6 PAGES
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----  --------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Global Power & Water Inc. (1)
----  --------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP               (a)  |_|
                                                                        (b)  |X|
----  --------------------------------------------------------------------------
 3    SEC USE ONLY

----  --------------------------------------------------------------------------
 4    SOURCE OF FUNDS
      SC

----  --------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM  2(d) or 2(e)                                         |_|
----  --------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada
----  --------------------------------------------------------------------------
                            7     SOLE VOTING  POWER
                                  5,000,000 (1)
                         -------- ----------------------------------------------
NUMBER OF SHARES            8     SHARED VOTING  POWER
  BENEFICIALLY                    None
    OWNED BY             -------- ----------------------------------------------
 EACH REPORTING             9     SOLE DISPOSITIVE  POWER
  PERSON WITH                     5,000,000 (1)
                         -------- ----------------------------------------------
                           10     SHARED DISPOSITIVE  POWER
                                  None
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,000,000 (1)
----- --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
----  --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      75.2%
----  --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      HC
----  --------------------------------------------------------------------------

(1) Shares are held of record by Global Power & Water, Inc., a Nevada corporation that is controlled by Mr. Greg Paxton, an Australian citizen.

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CUSIP NO.  03840K202              SCHEDULE 13D                 PAGE 4 OF 6 PAGES
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ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to common stock of Aqua Dyne, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 895 Dove Street, Third Floor, Newport Beach, California 92660.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Names of Filing Persons:

         1        Global Power & Water, Inc.

         2        Greg Paxton (the "Reporting Person")

(b)      The address for Global Power & Water, Inc. and the Reporting Person is:

         1117 Desert Lane, Suite 665 Las Vegas, Nevada  89102

(c) The principal occupation of the Reporting Person is that of President of Global Power & Water, Inc., a technology company.

(d)-(e) The Reporting Person has not during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      The Reporting Person has Australian citizenship.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Schedule 13D covers securities issued in connection with the purchase of the JetWater System technology for water purification and the patent rights relating to this technology from Global Power & Water, Inc., a Nevada corporation. As a result of the acquisition, Global Power & Water, Inc. became the controlling shareholder of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

         See Item 3.

(a)-(j) The Reporting Person has not formulated any plans or proposals that relate to or otherwise result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of
         Schedule 13D. However, the Reporting Person intends to review on a continuing basis his investment in the Issuer and the Issuer's business affairs, financial position and prospects. Based on such evaluation and review and other factors that the Reporting Person may deem relevant, the Reporting Person may consider from time to time various courses of action of the types described in clauses (a) through (j) of Item 4 of
         Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)  See Rows 7, 9, 11 and 13 of the cover page.


(c) The Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) No person other than those named in Item 2 is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

(e)      Not applicable.

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CUSIP NO.  03840K202              SCHEDULE 13D                 PAGE 5 OF 6 PAGES
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         On June 8, 2000 the Issuer entered into an agreement with Global Power and Water, Inc., a company owned by the Reporting Person, who became a consultant to and majority shareholder of the Issuer. Global Power & Water, Inc. assigned its rights to the JetWater System, including patent rights and in consideration received 4,000,000 shares of Common Stock. Global Power & Water, Inc. received an additional 1,000,000 shares of Common Stock upon successful completion of independent testing of the JetWater System in January 2001. Global Power & Water, Inc. will receive another 1,000,000 shares of Common Stock when the Issuer receives from it a fully working prototype that is ready for large scale production.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Deed of Agreement for Assignment of Intellectual Property *

__________________
* Incorporated by reference to exhibit 10.1 filed with the Issuer's registration statement on Form 10-SB dated June 7, 2001 (File No. 000-32863)

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CUSIP NO.  03840K202              SCHEDULE 13D                 PAGE 6 OF 6 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2004
                                                     GLOBAL POWER & WATER, INC.

                                                     By: /s/ Greg Paxton
                                                     ---------------------------
                                                     Greg Paxton, President